February 17, 2010

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attn:  Jim B. Rosenberg

Senior Assistant Chief Accountant

RE:	Lannett Company, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 28, 2009
File Number: 001-31298

Dear Mr. Rosenberg,

Pursuant to my telephone conversation yesterday with Vanessa Robertson, Staff Accountant, I am confirming Lannett Company, Inc.’s request for, and her acceptance of, an extension of time to respond to the comments of the Staff of the Securities and Exchange Commission in the above referenced matter. As discussed, Lannett Company, Inc. intends to submit its response to the Staff not later than February 26, 2010.

Thank you for your consideration in this matter. Please feel free to call me at (215) 333-9000 x 2167 if you have any questions.

Sincerely,

/s/ Keith R. Ruck
Keith R. Ruck
Vice President of Finance and Chief Financial Officer

cc:	Bradley Rodos, Esq.
Laura Iacona
Arthur P. Bedrosian